August 31, 2017	76 Rahima Moosa Street, Newtown 2001 PO Box 62117, Marshalltown 2107, South Africa Tel: +27 (0) 11 637 6000 Fax: +27 (0) 11 637 6624 Website: www.anglogoldashanti.com

Mr. J Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

Re:	COMMENT LETTER – ANGLOGOLD ASHANTI LIMITED ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2016 FILED ON MARCH 31, 2017

– FILE NO. 001 - 14846

Response to the Securities and Exchange Commission comment letter dated August 14, 2017

Dear Mr. Parker,

We, AngloGold Ashanti Limited, a company incorporated under the laws of the Republic of South Africa (“AngloGold Ashanti” or “the Company”), are pleased to respond to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its comment letter dated August 14, 2017, with respect to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”).

To facilitate the Staff’s review, we have reproduced the caption and numbered comment from the Staff’s comment letter in bold text below and have provided our responses immediately following the numbered comment.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5:	Operating and Financial Review and Prospects

All-in sustaining costs, page 157 and Cash costs, page 158

1.	It appears that you present consolidated non-IFRS measures that reflect your joint ventures using a method other than the equity method of accounting, as used in your IFRS financial statements. Under the equity method of accounting, you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item. Please explain to us how your presentation of consolidated non-IFRS measures is consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In determining our disclosures for the year ended 31 December 2016 management considered the Segmental Information (Note 2 to the Consolidated financial statements) which includes metrics used by the Chief Operating Decision Maker (“CODM”) in accordance with IFRS 8 Operating Segments. The information in Note 2 - Segmental Information is the basis for the commentary and non-GAAP measures presented in Item 5: Operating and Financial Review and Prospects in the Form 20-F.

AngloGold Ashanti Limited

Reg No: 1944/017354/06

Directors: SM Pityana (Chairman) S Venkatakrishnan (British/Indian) (Chief Executive Officer) KC Ramon (Chief Financial Officer) R Gasant AH Garner (American) DL Hodgson NP January-Bardill MJ Kirkwood (British) MDC Richter (American/Panamanian) RJ Ruston (Australian) SV Zilwa

Group General Counsel and Company Secretary: ME Sanz Perez

As disclosed in our Form 20-F (on page 146), management believes that total cash costs, all-in sustaining costs (“AISC”) and all-in costs in total and per ounce, as calculated on an attributable basis and thus including the Company’s share of equity accounted joint ventures, are useful indicators to investors, analysts, market participants and management as they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal and external benchmark of operating performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Question 100.04 relates to non-GAAP performance measures that tailor measurement methods from those presented under GAAP. Our intention with these measures was not to use individually tailored recognition and measurement accounting principles but to rather disclose key metrics in a manner that is consistent with the basis that management uses to evaluate and manage operating and financial performance and make decisions on resource allocation across the business. Furthermore, these metrics are used extensively by various market participants, together with the IFRS financial results, in assessing the Company’s performance relative to other gold mining companies.

Following the review of the SEC comment letter, and after having had further discussions with the SEC staff, we have reviewed our non-GAAP disclosure and have included below amendments to the non-GAAP measures, which we will incorporate in future filings of our Form 20-F.

As such, beginning with our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, the Company will not report the information presented on the Total operations’ “All-in sustaining costs, page 157 and Cash costs, page 158” of the Form 20-F.

Instead, the AISC and total cash costs metrics will be presented, in tabular format, separately for:

•	the parent company and its consolidated subsidiaries; and

•	the aggregate of the Company’s attributable interests in equity accounted joint ventures.

The total AISC and cash costs metrics for the Company, will therefore not be presented on an aggregated attributable basis, and the related commentary will not combine the analyses for consolidated subsidiaries with analyses presented on an aggregated attributable basis for the equity accounted joint ventures.

In future filings on Form 20-F the Company will present the tables disclosing “AISC”, and “Cash costs”, as follows:

All-in sustaining costs and All-in costs for the year ended 31 December 2016

(in $ millions, except as otherwise noted)

	CONSOLIDATED SUBSIDIARIES	AGGREGATED JOINT VENTURES*
Cost of sales as per income statement	3,263
Cost of sales of equity accounted joint ventures		406
Amortisation of tangible and intangible assets	(810)	(113)
Adjusted for decommissioning amortisation	8	4
Corporate administration and marketing related to current operations	59	—
Inventory writedown to net realisable value and other stockpile adjustments	13	—
Sustaining exploration and study costs	69	1
Total sustaining capital expenditure	659	36

All-in sustaining costs	3,261	334
Adjusted for non-controlling interests and non-gold producing companies	(58)	—

All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	3,203	334
Adjusted for stockpile write-offs	(17)	(1)

All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3,186	333

All-in sustaining costs	3,261	334
Non-sustaining project capex	53	63
Technology improvements	14	—
Non-sustaining exploration and study costs	55	1
Care and maintenance costs	70	—
Corporate and social responsibility costs not related to current operations	40	—

All-in costs	3,493	398
Adjusted for non-controlling interests and non-gold producing companies	(53)	—

All-in costs adjusted for non-controlling interests and non-gold producing companies	3,440	398
Adjusted for stockpile write-offs	(17)	(1)

All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3,423	397

Gold sold - oz (000)	3,220	347
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	989	960
All-in cost per unit (excluding stockpile write-offs) - $/oz	1,063	1,144

Cash costs for the year ended 31 December 2016

	CONSOLIDATED SUBSIDIARIES	AGGREGATED JOINT VENTURES*
Cost of sales per income statement	3,263
Cost of sales of equity accounted joint ventures		406
Inventory change	37	5
Amortisation of intangible assets	(20)	—
Amortisation of tangible assets	(790)	(113)
Rehabilitation and other non-cash costs	(43)	(8)
Retrenchment costs	(14)	—

Total cash costs	2,433	290
Adjusted for non-controlling interests, non-gold producing companies and other	(41)	—

Total cash costs adjusted for non-controlling interests and non-gold producing companies	2,392	290

Gold produced - oz (000)	3,250	356
Total cash costs (adjusted) per unit - $/oz	736	815

*	reflected on an attributable basis.

In addition, we propose the inclusion of the following explanatory paragraph under the “Non-GAAP financial measures” section:

“Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker, on an attributable basis. The key metrics are based on the attributable ounces, gold income, total cash costs, all-in costs and all-in sustaining costs from each operation and as a consequence includes our share of the total cash costs, all-in costs and all-in sustaining costs of our joint ventures that are accounted for on the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e. if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the World Gold Council’s Guidance Note on Non-GAAP Metrics – All-in Sustaining and All-In Costs.

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity accounted joint ventures and review the underlying operating results including total cash costs, all-in costs and all-in sustaining costs with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of total cash costs, all-in costs and all-in sustaining costs on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the non-GAAP measures on a basis consistent with our internal and external segmental reporting.”

We propose making the above changes in future Annual Reports on Form 20-F, beginning with the Annual Report on Form 20-F for the fiscal year ending December 31, 2017 as this will allow management the opportunity to provide future guidance on management’s use of these non-GAAP measures in line with the proposed disclosure as discussed above.

General

As customary, we have discussed the contents of our response with our auditors, Ernst & Young Inc., South Africa, represented by Mr. Wickus Botha (+27 772 3386).

If you have any questions, please contact me at +27 11 637 6902.

Yours sincerely,

/s/ C Ramon

Ms. KC Ramon

Chief Financial Officer

AngloGold Ashanti Limited

cc:

Mr. Wickus Botha, Ernst & Young Inc., 102 Rivonia Road, Sandton, South Africa

Mr. George Stephanakis, Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street,

London EC2Y 9HR, United Kingdom

Ms. Maria Sanz, Group General Counsel and Company Secretary, AngloGold Ashanti Limited,

76 Rahima Moosa Street, Johannesburg, South Africa

Ms. Meroonisha Kerber, Chief Accounting Officer, AngloGold Ashanti Limited,

76 Rahima Moosa Street, Johannesburg, South Africa